For Immediate Release	Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Third Quarter Earnings

Hampton, NH – October 28, 2005: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.6 million for the third quarter of 2005, an increase of $0.4 million compared to the same period in 2004. Earnings per common share were $0.28 for the third quarter of 2005, an increase of $0.06 per share compared with earnings of $0.22 per share for the third quarter of 2004. Earnings for the third quarter of 2005 reflect higher electric and gas unit sales.

Through the first nine months of 2005, net income was $5.7 million compared to $5.5 million for the first nine months of 2004. Through the first nine months of 2005, earnings per share were $1.03, an increase of $0.03 per share compared with earnings of $1.00 per share in the first nine months of 2004, reflecting the increased electric and gas unit sales compared to last year, partially offset by higher year over year net operating costs, including higher depreciation expenses, professional fees and employee benefit costs.

“We are pleased with our third quarter results, which reflect the relatively hot summer weather, and with the continued success of our unregulated energy brokering business, Usource, which achieved a 56% growth in revenues this quarter compared to the year before,” said Unitil Chief Executive Officer Robert G. Schoenberger. “Our nation is experiencing its worst energy crisis in thirty years. Consumers are seeing significant price increases for all forms of energy. While our gas and electric distribution business is not directly affected by these higher prices, we are working hard to help our customers use energy wisely to get through these challenging times.”

Electric unit sales increased by 8.7% and 3.0% in the three and nine months ended September 30, 2005, respectively, compared to the same periods in 2004. The Company’s service territories experienced more typical summer weather this year resulting in significantly more cooling degree days during the three months ended September 30, 2005 compared to the same period in 2004.

Unitil’s unit sales of natural gas increased 35.5% in the three months ended September 30, 2005 compared to the same period in 2004 and increased 1.7% in the nine months ended September 30, 2005 compared to the same period in 2004. The increases in both of these periods were primarily due to a new firm transportation contract with a large industrial customer.

Sales margin (Operating Revenues less Purchased Electric and Gas and Conservation & Load Management) was $16.8 million and $51.6 million in the three and nine month periods ended September 30, 2005. Sales margin for the third quarter in 2005 increased $1.5 million, or 9.5%, compared with the same period in 2004, and total sales margin for the nine month period in 2005 increased $2.7 million, or 5.4%, compared to the same period in 2004. The increases in electric and gas margins are driven by increases in overall energy unit sales and increases in utility rates authorized during the period. In addition, revenues from Unitil’s unregulated operations showed steady improvement, increasing by $189,000, or 56%, and $403,000, or 37% in the three and nine month periods ended September 30, 2005, respectively, compared to 2004.

Total Operation & Maintenance expense increased $0.6 million in both the three and nine month periods ended September 30, 2005, respectively, compared to the same periods in 2004. The increase in the three month period reflects higher retiree and employee benefit costs of $0.2 million, higher salaries and compensation costs of $0.1 million, higher utility operating expenses of $0.2 million and higher audit and legal fees of $0.1 million. For the nine month period, higher audit and legal fees of $0.5 million, higher utility operating expenses of $0.2 million and higher salaries and compensation expenses of $0.1 million were partially offset by lower retiree and employee benefit costs of $0.1 million and lower other expenses, net of $0.1 million. The higher professional fees in both the three and nine month periods include expenditures to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Depreciation, Amortization, Taxes and Other increased $0.6 million and $1.9 million in the three and nine months ended September 30, 2005, respectively, compared to 2004. These increases were due to depreciation and amortization on normal plant additions and regulatory assets as well as higher local property taxes and increased income taxes. The Company’s regulatory assets related to its former abandoned property investment in Seabrook Station became fully-amortized in the third quarter of 2005.

Interest Expense, net decreased $0.1 million in the three months ended September 30, 2005 compared to 2004, driven by increases in interest income due to increased carrying charges on regulatory assets and lower long-term borrowings, offset by higher interest on short-term borrowings. For the nine months ended September 30, 2005, Interest Expense, net was essentially even with the same period in 2004.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and nine months ended September 30, 2005 and 2004, by major customer class.

Electric kWh Sales (000’s)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004	% Change	2005	2004	% Change
Residential	193,774	168,290	15.1%	529,026	499,020	6.0%
Commercial/Industrial	305,512	291,236	4.9%	840,914	831,379	1.1%

Total	499,286	459,526	8.7%	1,369,940	1,330,399	3.0%

The following table details total firm therm sales of natural gas for the three and nine months ended September 30, 2005 and 2004, by major customer class.

Gas Firm Therm Sales (000’s)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004	% Change	2005	2004	% Change
Residential	736	777	(5.3%)	8,578	8,822	(2.8%)
Commercial/Industrial	1,789	1,087	64.6%	9,443	8,898	6.1%

Total	2,525	1,864	35.5%	18,021	17,720	1.7%

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004	% Change	2005	2004	% Change
Condensed Financial Data
Operating Revenues	$56,654	$50,049	13.2%	$168,093	$158,148	6.3%
Purchased Electricity and Gas and Conservation & Load Management	39,836	34,692	14.8%	116,450	109,156	6.7%

Sales Margin	16,818	15,357	9.5%	51,643	48,992	5.4%

Operation & Maintenance Expense	6,609	6,032	9.6%	18,303	17,722	3.3%
Depreciation, Amortization, Taxes & Other	6,969	6,370	9.4%	22,285	20,386	9.3%

Operating Income	3,240	2,955	9.6%	11,055	10,884	1.6%

Interest Expense, net	1,593	1,648	(3.3%)	5,080	5,058	0.4%
Other	46	41	12.2%	128	150	(14.7%)
Preferred Dividends	39	59	(33.9%)	117	176	(33.5%)

Net Income	$1,562	$1,207	29.4%	$5,730	$5,500	4.2%

Earnings per Common Share
Earnings Applicable to Common Shareholders	$0.28	$0.22		$1.03	$1.00
Weighted Average Common Shares Outstanding	5,577,051	5,529,433		5,563,114	5,519,380

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.